FORVIS MAZARS CAPITAL ADVISORS, LLC
Springfield, Missouri

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
May 31, 2025

TABLE OF CONTENTS



EisnerAmper LLP
8550 United Plaza Blvd.
Suite 1001
Baton Rouge, LA 70809
T 225.922.4600
F 225.922.4611
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Governing Board of
Forvis Mazars Capital Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Forvis Mazars Capital Advisors, LLC (the "Company") as of May 31, 2025, and the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The information contained in [Schedules I, II, III, and IV] (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in [Schedules I, II, III, and IV] is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2024. (Note: Partners of Partners of Postlethwaite & Netterville joined EisnerAmper LLP in 2023. Postlethwaite & Netterville had served as the Company's auditor since 2016.)

EisnerAmper LLP

EISNERAMPER LLP
Baton Rouge, Louisiana
July 31, 2025



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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 06/01/2024 (MM/DD/YY) AND ENDING 05/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Forvis Mazars Capital Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

910 East St. Louis Street
(No. and Street)

Springifeld	MO	65806
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Linch	704-367-7053	Scott.Linch@us.forvismazars.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EisnerAmper LLP
(Name – if individual, state last, first, and middle name)

8550 United Plaza, Suite 1001	Baton Rouge	LA	70809
(Address)	(City)	(State)	(Zip Code)

09/29/2003	274
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Linch, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Forvis Mazars Capital Advisors, LLC, as of 5/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARY M BECKNELL NOTARY PUBLIC MECKLENBURG COUNTY, NC

Signature: [signature]

Title: President

Mary M. Becknell

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FORVIS MAZARS CAPITAL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
May 31, 2025

ASSETS

Cash and cash equivalents	$ 8,549,390
Accounts receivable, less allowance for credit losses of $14,818	28,972
Prepaid expenses	43,701
Goodwill	9,222,579
Acquired intangible assets, net	1,662,176
TOTAL ASSETS	**$ 19,506,818**

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$ 2,336,156
Due to sole member	1,220,712
Deferred revenue (contract liabilities)	911,000
TOTAL LIABILITIES	**4,467,868**
Member's equity	15,038,950
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 19,506,818**

The accompanying notes are an integral part of the financial statements.

FORVIS MAZARS CAPITAL ADVISORS, LLC
STATEMENT OF OPERATIONS
Year Ended May 31, 2025

REVENUE

Investment banking revenue	$ 8,336,272
Interest	293,054
Total revenue	8,629,326

EXPENSES

Employee compensation and benefits	7,053,268
Occupancy and equipment costs	534,289
Professional fees	950,607
Bad debts	13,799
Advertising and promotion	212,162
Publications	5,599
Travel	86,018
Insurance	89,522
Other	926,503
Amortization of intangible assets	415,308
Total expenses	10,287,075

NET INCOME (LOSS) $ (1,657,749)

The accompanying notes are an integral part of the financial statements.

FORVIS MAZARS CAPITAL ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended May 31, 2025

BALANCE, BEGINNING OF YEAR	$ 16,696,699
Net income (loss)	(1,657,749)
BALANCE, END OF YEAR	$ 15,038,950

The accompanying notes are an integral part of the financial statements.

FORVIS MAZARS CAPITAL ADVISORS, LLC
STATEMENT OF CASH FLOWS
Year Ended May 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$(1,657,749)
Adjustments to reconcile net income to net cash used in operating activities:	
Amortization expense	415,308
Effects of changes in operating assets and liabilities:	
Accounts receivable	120,178
Prepaid expenses	(43,701)
Accrued expenses	204,585
Deferred revenue	362,500
Due to sole member	(479,310)
Net cash used in operating activities	(1,078,189)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,078,189)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	9,627,579
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 8,549,390

The accompanying notes are an integral part of the financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Forvis Mazars Capital Advisors, LLC (the Company), a Missouri limited liability company, and previously named FORVIS Capital Advisors, LLC, provides a limited range of investment banking services related to mergers, acquisitions, divestitures, private debt and equity placements and IPO advisory engagements. The Company is registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company will dissolve on July 15, 2026, unless an election is made to continue operations. The Company's fiscal year ends on May 31. Significant accounting policies followed by the Company are presented below.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers all liquid investments with a maturity of less than 90 days when purchased to be cash equivalents.

CREDIT LOSSES ON FINANCIAL STATEMENTS

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments", which amends the FASB's guidance on the impairment of financial instruments. The ASU adds to U.S. GAAP an impairment model ("current expected credit loss model" or "CECL"). Under this guidance, an entity recognizes as an allowance its estimate of expected credit losses.

The Company accounts for estimated credit losses on financial assets measured at amortized cost basis in accordance with Financial Accounting Standards Board ("FASB"), Accounting Standard Codification ("ASC") Topic 326 that requires management's measurement of the current expected credit loss ("CECL") to be based on a broader range of reasonable and supportable information for lifetime credit loss estimates including historical experience, current conditions, and supportable forecasts.

ACCOUNTS RECEIVABLE

Accounts receivable are uncollateralized customer obligations which generally require payment within forty-five days from the invoice date. Interest is charged on balances that are not paid within 45 days from the invoice date. Accounts receivable are stated at the invoice amount and represent billings from consulting engagements with success fees, marketing fees, retainers, and hourly contracts. Payments of accounts receivable are applied to the specific invoices identified on the customer's remittance advice or, if unspecified, to the earliest unpaid invoices.

Accounts receivable are recorded on a contractual basis. As of May 31, 2025 and May 31, 2024, the net accounts receivable balance totaled $28,972 and $149,150, respectively.

Given the short-term nature of the receivables and a history of collection, the allowance associated with the receivables balance for the Company in accordance with CECL is considered immaterial to the users of the financial statements. The Company will continue to evaluate the credit loss allowance on receivables.

GOODWILL

Goodwill is evaluated annually for impairment or more frequently if impairment indicators are present. A qualitative assessment is performed to determine whether the existence of events or circumstances leads to a determination that it is more likely than not the fair value of a reporting unit is less than the carrying amount, including goodwill. If, based on the evaluation, it is determined to be more likely than not that the fair value of a reporting unit is less than the carrying value, then goodwill is tested further for impairment. The quantitative impairment test consists of calculating the fair value of a reporting unit and comparing it to the carrying amount, including goodwill. The goodwill impairment loss, if any, is measured as the amount by which the carrying amount of a reporting unit, including goodwill, exceeds its fair value. Subsequent increases in goodwill value are not recognized in the financial statements. Forvis Mazars Capital Advisor's annual goodwill impairment test was conducted as of February 28, 2025 and will continue annually as of February 28 of each year or more often as situations dictate. The annual impairment test indicated the Company's fair value of equity was greater than it's carrying value, resulting in no impairment.

INTANGIBLE ASSETS

Intangible assets with finite lives are being amortized on the straight-line basis over periods ranging from one to seven years. Such assets are periodically evaluated as to the recoverability of carrying values.

REVENUE RECOGNITION

Significant Judgments

Revenue from contracts with customers includes fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate the transaction price where multiple performance obligations are identified; and whether constraints on variable consideration should be applied due to uncertain future events.

Investment Banking

The Company provides advisory services on mergers and acquisitions (M&A). The Company has identified three separate performance obligations which are distinct within the context of the contract. These performance obligations are financial advisory services, certain marketing expenses and transaction success fees. For financial advisory services, revenue is generally recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

For these arrangements, the Company has a contractual right to consideration from a customer in an amount that corresponds directly with the value to the customer of the entity's performance completed to date. The Company recognizes this revenue to the extent they have a contractual right to invoice. Customers are billed as services are rendered, which is typically a monthly charge specified in the contract. The invoiced amount is commensurate with the value being provided to the customer, and therefore, this recognition method provides an accurate depiction of the transfer of these services.

For transaction success fees, revenue is generally recognized at the time of closing of the transaction. Within the context of transaction success fees, the Company may also collect a retainer or marketing fee at the beginning of the engagement with the customer. Revenue from the retainer is not recognized until the time of closing or the termination of the contract and is recorded as deferred revenue until that time. Marketing fees are recognized when the marketing materials have been prepared and delivered to the client. Marketing fees that have been collected, but the performance obligation has not occurred are recorded in deferred revenue. Marketing or retainer fees that were billed but not collected as of year-end are in accounts receivable. Deferred revenue which consists of retainers and marketing fees in the Company's Statement of Financial Condition totaled $911,000 at May 31, 2025 and $548,500 at May 31, 2024.

Costs to Obtain or Fulfill a Contract

The Company expenses all costs to obtain or fulfill a contract with a customer as the Company does not expect to recover those costs. Certain out-of-pocket costs are reimbursable under the contract with a customer. The Company presents the reimbursable out-of-pocket costs and the related revenue on a gross basis in the accompanying statement of income. Revenue is recognized as cost is incurred and billed to the customer.

Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source for the year ended May 31, 2025.

Investment banking advisory fees:		
Financial advisory fees	$	708,577
Transaction success fees		7,627,695
Total investment banking advisory fees:	$	8,336,272

INCOME TAXES

Since the Company is a limited liability company, it is not subject to federal, state, and local income taxes and, accordingly, no provision for income taxes is required. The sole member includes net income or loss in its income tax returns. Those returns are no longer subject to U.S. federal or state income tax examinations by tax authorities for years beginning before June 1, 2021.

ADVERTISING COSTS

Advertising costs are expensed as incurred.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company has an agreement with its sole member in which the member pays substantially all of the expenses of the Company. These expenses are settled periodically between the member and the Company. The balance due to the sole member was $1,220,712 at May 31, 2025.

For the year ended May 31, 2025, the charges for facilities and overhead processed through the liability account were $238,971. In addition, the Company receives accounting and administrative services from the member that were also processed through the liability account. Charges for these services totaled $716,614 for the year ended May 31, 2025.

The Company also pays referral fees to its member when a success fee from the sale of a customer's business is collected. The Company's general referral fee is 25% of the revenues earned net of engagement expenses on each client. Total referral fees paid to the member was $870,895 for the year ended May 31, 2025, and is included in professional fees.

NOTE 3 - EMPLOYEE BENEFIT PLAN

Employees of the Company may participate in the defined contribution profit sharing plan sponsored by Forvis Mazars, LLP (the sole member) provided the employee meets minimum service requirements. The Company makes contributions to the plan equal to a predetermined percentage of the employees' salaries. During the year ended May 31, 2025, the Company recognized $216,319 of expense in connection with this plan which is included in employee compensation and benefits.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At May 31, 2025, the Company had net capital of $3,910,834 which is in excess of the $237,125 requirement under Rule 15c3-1, and a net capital ratio of 0.91 to 1. Accordingly, management believes the Company to be in compliance with these requirements at May 31, 2025.

NOTE 5 - CONCENTRATIONS

The Company maintains most of its cash at a commercial bank located in Springfield, Missouri. Balances on deposit are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. Deposits totaling $15,000 are fully insured at May 31, 2025. Cash and cash equivalents primarily held in a money market account by the bank totaling $8,534,390 were not insured as of May 31, 2025.

The Company receives a success fee for the majority of its sales. Of the Company's revenue for the year ended May 31, 2025, 67% was received from five customers. One hundred percent of the Company's accounts receivable is owed from three customers at May 31, 2025.

NOTE 6 – GOODWILL AND INTANGIBLE ASSETS

Goodwill

The changes in the carrying amount of goodwill for the fiscal period ending May 31, 2025 were classified as follows:

	Fiscal Year 2025
Beginning of year	$ 9,222,579
Acquired goodwill	-
Impairment losses	-
End of year	$ 9,222,579

Impairment exists when a reporting unit's carrying value exceeds its fair value. The annual impairment test indicated the Company's fair value of equity was greater than it's carrying value, resulting in no impairment.

Acquired Intangible Assets

Acquired intangible assets were as follows for the period ending May 31, 2025.

	Fiscal Year 2025	
	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets		
Trade name and trademark	$ 112,000	$ 112,000
Backlog	1,535,000	1,535,000
Referral relationships	2,892,000	1,229,824
	$ 4,539,000	$ 2,876,824

Amortization expense totaled $415,308 at May 31, 2025.

Estimated amortization expense for each of the following five fiscal years is:

Year ending:	
May 31, 2026	$ 413,148
May 31, 2027	413,148
May 31, 2028	413,148
May 31, 2029	413,132
May 31, 2030	9,600

NOTE 7 – SEGMENT REPORTING

The Company is engaged in a single line of business which comprises a limited range of investment banking services related to mergers, acquisitions, divestitures, private debt and equity placements and IPO advisory engagements. The Company has identified its Managing Partner as the Chief Operating Decision Maker ("CODM"). The Company's operations constitute a single operating segment and therefore, a single reporting unit, because the CODM manages the business activities using information of the Company as a whole. The CODM assesses the performance for the segment based on net income or loss, which is reported on the statement of operations as a net loss. The measure of segment assets is reported on the statement of financial condition as total assets. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies and the Company's operations share similar economic characteristics and are managed as a single business unit with a consistent service offering and client base. All operations are domestic.

SUPPLEMENTARY INFORMATION

FORVIS MAZARS CAPITAL ADVISORS, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
May 31, 2025

TOTAL MEMBER'S EQUITY		$ 15,038,950
Nonallowable assets		
Goodwill and intangible assets	$ 10,884,755	
Accounts receivable	28,972	
Prepaid expenses	43,701	
Total nonallowable assets		10,957,428
Other deductions		
Haircuts on securities		170,688
NET CAPITAL		$ 3,910,834
Aggregate Indebtedness		
Included in statement of financial condition		
Accounts payable, accrued expenses and other liabilities		$ 3,556,868
Computation of Basic Net Capital Requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness)		$ 237,125
Minimum dollar net capital requirement of reporting broker or dealer		$ 5,000
Net capital requirement		$ 237,125
Excess net capital		$ 3,673,709
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement		$ 3,555,147
Ratio of aggregate indebtedness to net capital		0.91 to 1

There are no differences between the computation of net capital above and the company's corresponding calculation of net capital in the unaudited Part II Focus Report.

FORVIS MAZARS CAPITAL ADVISORS, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
SEC RULE 15C3-3 (EXEMPTION)
Year Ended May 31, 2025

For the period of June 1, 2024 through May 31, 2025, the Company did not have any requirement pursuant to Rule 15c3-3 as it operated in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

FORVIS MAZARS CAPITAL ADVISORS, LLC
SCHEDULE III
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER SEC
RULE 15C3-3 (EXEMPTION)
May 31, 2025

For the period of June 1, 2024 through May 31, 2025, the Company did not have any requirement pursuant to Rule 15c3-3 as it operated in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff and did not maintain possession or control of any customer funds or securities at May 31, 2025.



EisnerAmper LLP
8550 United Plaza Blvd.
Suite 1001
Baton Rouge, LA 70809
T 225.922.4600
F 225.922.4611
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Governing Board of
Forvis Mazars Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Forvis Mazars Capital Advisors, LLC (the "Company") does not claim an exemption under 17 C.F.R. § 240.15c3-3; and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Eisner Amper LLP

EISNERAMPER LLP
Baton rouge, Louisiana
July 31, 2025



July 31, 2025

SEC Headquarters
100 F Street, NE
Washington, DC 20549

SEC Chicago Regional Office
175 W. Jackson Boulevard, Suite 1450
Chicago, IL 60604

Financial Industry Regulatory Authority
FINRA
55 West Monroe Street, Suite 2600
Chicago, IL 60603

RE: EXEMPTION REPORT pursuant to SEC Rule 17a-5(d)(4)

To Whom It May Concern:

FORVIS Capital Advisors LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

<u>Forvis Mazars Capital Advisors, LLC</u>

I, <u>Scott Linch</u>, swear (or affirm) that, to the best of my knowledge or belief, This Exemption Report is true and correct.

_____   <u>July 31, 2025</u>_____

By: Scott Linch   **Date**
Title: President